SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of March, 2007

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Pru acquires annuity book




15 March 2007

              PRUDENTIAL TO ACQUIRE EQUITABLE LIFE'S GBP1.8 BILLION
                           WITH-PROFITS ANNUITY BOOK

Prudential and Equitable Life ('Equitable') announced today that they have reached agreement in principle for Prudential to acquire Equitable's portfolio of in-force with-profits annuities. The transaction is subject to certain conditions precedent including a vote among Equitable's policyholders, as well as regulatory and Court approval.

Under the terms of the agreement, this portfolio of with-profits annuities would transfer into Prudential's with-profits fund. Prudential UK would assume direct responsibility for the management of these policies and payment to these annuitants after the transfer is completed under a Part VII scheme. The intention is for the Equitable book to transfer to Prudential by the end of 2007.

This transaction is one of the first of its kind and demonstrates Prudential's ability to grow its with-profits fund to create value for its policyholders and shareholders while providing Equitable policyholders with improved prospects and greater security by being part of one of the largest and financially strongest funds in the UK which has delivered excellent investment returns over many years.

Equitable's with-profits annuities book covers approximately 62,000 policies (weighted average age 74 with no deferred annuities) with assets as at 31 December 2006 of around GBP1.8 billion. The transaction is expected to generate premium income for Prudential of approximately GBP180 million on an APE basis and this will be recognised once the transaction completes.

The transferring policies will form part of the Defined Charge Participating Sub-Fund of Prudential's with-profits fund. Profits to shareholders will emerge on a 'charges less expenses' basis and policyholders will be entitled to 100 per cent of the investment earnings. Equitable policyholders will not be eligible to participate in any re-attribution of Prudential's Inherited Estate.

Nick Prettejohn, Chief Executive, Prudential UK, said: "This transaction demonstrates Prudential's ability to grow its with-profits business to create value for its policyholders and shareholders while providing Equitable Life policyholders with improved prospects and greater security by being part of one of the largest and financially strongest funds in the UK. The fund has delivered excellent investment returns over many years and as a result of this transaction, Equitable Life's with-profit annuitants will benefit from Prudential's considerable experience in the annuities market where we are a market leader."

Vanni Treves, Equitable Life's Chairman, added: "The proposal, which will benefit all policyholders, to transfer with-profits annuity policies to Prudential is a further major success arising from the Society's ongoing review of strategic options. The Board has been very conscious of the particular difficulties faced by with-profits annuitants and we are pleased to have negotiated this excellent proposition for them. Our agreement with Prudential represents the next phase of our plan to improve prospects for all with-profits policyholders and to simplify further the Equitable Life book of business."

Charles Thomson, Equitable Life's Chief Executive, said: "The proposal from Prudential represents an excellent opportunity for with-profits annuitants to transfer to a fund where they will enjoy far greater investment flexibility and which has a much better recent bonus record. They will become part of an actively managed fund, which is one of the largest and strongest in the U.K. It will also help us in the search for the best strategic solution for the remaining 80 per cent of policyholders."

                                    - ENDS -

Enquiries to:

Prudential

Media                                         Analysts/Investors
Steve Colton             Tel: 020 7150 3136   James Matthews  Tel: 020 7548 3561


Equitable
Alistair Dunbar          Tel: 07967 564 039
James Leviton (Finsbury) Tel: 0207 251 3801



Notes to Editors:

1. As part of the legal process of completing the transfer, an Independent Expert will consider the potential impact of the transaction on with-profits annuitants, the remaining Equitable Life policyholders and Prudential's policyholders. The Independent Expert, whose findings will be published in full, will be asked to confirm whether any group of policyholders will be worse off as a result of the transaction.

2. Equitable Life has established a special number for policyholders with questions about the proposed transfer on 0800 408 0097.

3. Prudential is a leading life and pensions provider to approximately 7 million customers in the United Kingdom. The Prudential Assurance Company Limited's (PAC) long-term fund remains very strong and is rated AA+ by Standard & Poor's, Aa1 by Moody's and AA+ by Fitch Ratings. The Prudential with-profits sub-fund, which had total assets of GBP71.9 billion as at 31 December 2006, delivered a pre-tax return of 12.4 per cent in 2006, and over the last five years the fund has achieved a total return of 63.8 per cent against 41.1 per cent for the FTSE 100 total return and 50.2 per cent for the FTSE All-Share (Total Return) index (figures are to 31 December 2006, before tax and charges). Much of this excellent investment performance was achieved through the active asset allocation of the fund.



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date  15 March 2007

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Jon Bunn

                                              Jon Bunn
                                              Director of Public Relations